EXHIBIT 99.16

CONSENT OF BENJAMIN WEBB

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of the references to my name and the use of the report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” dated August 25, 2011 (the “Technical Report”), and the information derived from the Technical Report, included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”), and the use of the updated resource estimate for the Nechalacho Rare Earth Elements Deposit, Thor Lake, Northwest Territories (“Updated Estimate”) and the mineral resource estimate for the Nechalacho property included in the AIF.

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to my name and the use of the Technical Report and the Updated Technical Report, the information derived from the Technical Report and the Updated Estimate, and the mineral resource estimates for the Nechalacho property in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2012

/s/ Benjamin Webb
Name: Benjamin Webb.
Title: Senior Resource Geologist